
10015968


FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Ceasing to be a Substantial Holder (CBA)"

Released: 16 June 2010

Pages: 7
(including this page)

FILE NO: 082-01711

Fosters Brewing


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUN 25 2010
WASH. D.C.
193

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dly 7/2

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FORM 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

To: Fosters Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on	10/06/2010
The previous notice was given to the company on	04/06/2010
The previous notice was dated	01/06/2010

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ASB Group Investments	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Avanteos Investments Limited	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Colonial First State Investment Limited (1)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Colonial First State Investment Limited (2)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
CommSec Trading Limited	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
First State Investments (UK) Limited	23 St Andrew Square Edinburgh EH2 1BB
Colonial First State Investment Limited (3)	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Realindex Investments Limited	Ground Floor, Tower 1 201 Sussex Street Sydney NSW 2000
Capital 121 Pty Ltd	Level 7, 48 Martin Place, Sydney NSW 2000

Signature



....
John Damien Hatton – Company Secretary

Dated the 16 day of June 2010.

Annexure A

This is the annexure mark A referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 10/06/2010

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust I
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust I
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
nial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
and Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust
Series 2002-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-6715	-37750
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-5596	-31454
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-3358	-18925
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-3134	-17697
09 Jun 2010	Citicorp Nominees Pty Limited	SELL	-150000	-860006
09 Jun 2010	Citicorp Nominees Pty Limited	SELL	-29537	-169453
09 Jun 2010	Citicorp Nominees Pty Limited	SELL	-20000	-114667
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-110000	-633282
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-50000	-287855
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-45000	-231434
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-31209	-180578
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-24872	-143771
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-984	-5676
Total			**-935300**	**-5249818**

Date	Registered Company	Transaction type	Quantity	Consideration
10 Jun 2010	Citigroup Global Market Limited	SELL	15665	89856
Total			**15665**	**89856**

Entity Total			**-919635**	**-5159962**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
[illegible] Jun 2010	Citicorp Nominees Pty Limited	BUY	30000	166370
02 Jun 2010	Citicorp Nominees Pty Limited	BUY	128626	712802
03 Jun 2010	Citicorp Nominees Pty Limited	BUY	61759	346043
04 Jun 2010	Citicorp Nominees Pty Limited	BUY	3291	18613
07 Jun 2010	Citicorp Nominees Pty Limited	BUY	1524	8467
07 Jun 2010	Citicorp Nominees Pty Limited	BUY	22000	122445
09 Jun 2010	Citicorp Nominees Pty Limited	BUY	2241	12899
Total			**249441**	**1387639**

Entity Total			**249441**	**1387639**

ASB Group Investments

Date	Registered Company	Transaction type	Quantity	Consideration
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1929	-10648
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1723	-9528
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1292	-7110
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1077	-5925
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-4338	-24187
[illegible] Jun 2010	Citicorp Nominees Pty Limited	SELL	-1240	-6888
[illegible] Jun 2010	Citicorp Nominees Pty Limited	SELL	-1033	-5774
04 Jun 2010	Citicorp Nominees Pty Limited	BUY	2169	12125
04 Jun 2010	Citicorp Nominees Pty Limited	BUY	4605	26018
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-3091	-17431
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-2072	-11640
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1450	-8130
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1036	-5791
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-829	-4638
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-414	-2335
07 Jun 2010	Citicorp Nominees Pty Limited	BUY	6087	33870
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-3168	-17669
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-576	-3214
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-8311	-46946
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-2694	-15213
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-2016	-11388
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1728	-9737
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-1440	-8113
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-864	-4881
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-806	-4562
09 Jun 2010	Citicorp Nominees Pty Limited	BUY	352	1970
Total			**-29914**	**-167765**

Entity Total			**-29914**	**-167765**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
07 Jun 2010	Avanteos Investments Limited	CONV IN	4671	0
07 Jun 2010	Avanteos Investments Limited	CONV OUT	-4671	0
Total			**0**	**0**

Entity Total			**0**	**0**

Capital 121 Pty Ltd

Date	Registered Company	Transaction type	Quantity	Consideration
10 Jun 2010	ANZ Custodian Services Limited	SELL	-1400	-8085
Total			**-1400**	**-8085**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Jun 2010	BNP Paribas Securities	SELL	-22800	-128338
08 Jun 2010	BNP Paribas Securities	SELL	-50000	-281776
09 Jun 2010	BNP Paribas Securities	SELL	-31700	-180600
10 Jun 2010	BNP Paribas Securities	SELL	-15100	-87205
Total			**-119600**	**-677919**

Date	Registered Company	Transaction type	Quantity	Consideration
[illegible]un 2010	Citicorp Nominees Pty Limited	SELL	-126400	-712330
[illegible]un 2010	Citicorp Nominees Pty Limited	SELL	-70000	-394487
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-150000	-845328
09 Jun 2010	Citicorp Nominees Pty Limited	SELL	-179100	-1020362
09 Jun 2010	Citicorp Nominees Pty Limited	SELL	-97900	-557752
10 Jun 2010	Citicorp Nominees Pty Limited	SELL	-46400	-267968
Total			**-669800**	**-3798227**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-112200	-631556
04 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-66900	-376569
04 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-42600	-239789
04 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-26400	-148601
04 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-3600	-20288
08 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-100000	-563552
09 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-158700	-904140
09 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-91000	-521002
09 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-59000	-337792
09 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-36900	-210225
09 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-5000	-28486
10 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-75200	-434292
[illegible]un 2010	JP Morgan Nominees Australia Limited	SELL	-44400	-256417
[illegible]un 2010	JP Morgan Nominees Australia Limited	SELL	-28300	-163437
10 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-17500	-101065
10 Jun 2010	JP Morgan Nominees Australia Limited	SELL	-2400	-13860
Total			**-870100**	**-4951071**

Date	Registered Company	Transaction type	Quantity	Consideration
04 Jun 2010	National Nominees Limited	SELL	-29100	-163799
09 Jun 2010	National Nominees Limited	SELL	-40700	-231875
10 Jun 2010	National Nominees Limited	SELL	-19300	-111461
Total			**-89100**	**-507135**

Entity Total			**-1750000**	**-9942437**

Grand Total			**-2435311**	**-13799728**

End of Annexure B

Annexure B

This is the annexure mark B referred to in Form 605, Notice of ceasing to be a Substantial Holderof Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 10/06/2010

John Damien Hatton – Company Secretary

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
03 Jun 2010	National Bank Nominees Pty Limited	BUY	2146	12019
07 Jun 2010	National Bank Nominees Pty Limited	BUY	3153	17618
Total			**5299**	**29637**

Date	Registered Company	Transaction type	Quantity	Consideration
03 Jun 2010	National Nominees Limited	BUY	7706	43150
07 Jun 2010	National Nominees Limited	BUY	1792	10010
Total			**9498**	**53160**

Entity Total			**14797**	**82797**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
02 Jun 2010	Citicorp Nominees Pty Limited	BUY	107021	592525
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-41583	-229412
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-25989	-142647
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-17926	-98897
02 Jun 2010	Citicorp Nominees Pty Limited	SELL	-11204	-61496
03 Jun 2010	Citicorp Nominees Pty Limited	BUY	34781	192444
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-104713	-582951
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-45141	-251306
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-45000	-240245
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-29918	-165803
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-24932	-139041
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-20336	-112519
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-12898	-71479
03 Jun 2010	Citicorp Nominees Pty Limited	SELL	-10748	-59940
04 Jun 2010	Citicorp Nominees Pty Limited	BUY	132632	748597
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-74578	-419576
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-50007	-280277
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-35005	-195814
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-32149	-180870
un 2010	Citicorp Nominees Pty Limited	SELL	-25003	-139437
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-21558	-120827
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-20003	-111653
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-15090	-84412
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-10779	-60113
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-10001	-56273
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-8623	-48132
04 Jun 2010	Citicorp Nominees Pty Limited	SELL	-4312	-24262
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-32251	-179449
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-12312	-68506
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-5864	-32644
07 Jun 2010	Citicorp Nominees Pty Limited	SELL	-2238	-12459
08 Jun 2010	Citicorp Nominees Pty Limited	BUY	22371	126112
08 Jun 2010	Citicorp Nominees Pty Limited	BUY	22371	126336
08 Jun 2010	Citicorp Nominees Pty Limited	BUY	27964	158202
08 Jun 2010	Citicorp Nominees Pty Limited	BUY	45782	257789
08 Jun 2010	Citicorp Nominees Pty Limited	BUY	67112	379121
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-49266	-277482
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-27421	-154484
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-20523	-115653
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-17591	-98892
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-14660	-82400
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-10467	-58969
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-8796	-49571
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-8209	-46353
08 Jun 2010	Citicorp Nominees Pty Limited	SELL	-7835	-44152